SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

GENTIVA HEALTH SERVICES INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

37247A102

(CUSIP Number)

Gary E. Snyder, Esq.

Greenberg Traurig, LLP

3290 Northside Parkway, NW

Suite 400

Atlanta, GA 30327

(678) 553-2100

(Name, address and telephone number of person authorized to receive notices and communications)

February 15, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rodney D. Windley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,229,579 (1)
8 SHARED VOTING POWER 88,961 (2)
9 SOLE DISPOSITIVE POWER 1,229,579
10 SHARED DISPOSITIVE POWER 88,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes 115,279 shares held by the Rodney D. Windley 2005 Grantor Retained Annuity Trust. Also includes 5,584 common stock units of the Issuer issued to Mr. Windley that are convertible into shares of common stock of the Issuer at a conversion ratio of one unit to one share of common stock. The common stock units are convertible upon Mr. Windley’s termination of service with the Issuer.

CUSIP No. 37247A102	Page 3

(2) Includes 88,961 shares held by RT Management, LLC. Rodney D. Windley is a manager of RT Management, LLC and owns approximately 25% of the interests in the equity securities of the Issuer held by RT Management, LLC. Rodney D. Windley disclaims beneficial ownership of the shares owned by RT Management, LLC except to the extent of his pecuniary interest therein.

(3) Based on 27,974,558 shares outstanding on November 5, 2007 as provided by the Issuer in its Form 10-Q for the quarter ended September 30, 2007 (filed with the SEC on November 9, 2007).

This Amendment No. 2 (the “Amendment”) constitutes the second amendment to the Schedule 13D originally filed by Rodney D. Windley (the “Reporting Person”), with the Securities and Exchange Commission on March 7, 2006, as amended on September 12, 2007 (together, the “Schedule 13D”), with respect to the common stock, par value $.10 per share (the “Common Stock”), issued by Gentiva Health Services, Inc. (the “Issuer”). Except as specifically amended by the Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of March 7, 2008, the Reporting Person was the beneficial owner of 1,318,540 shares, which represents approximately 4.71% of the outstanding shares of the Issuer. The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 27,974,558 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 5, 2007, as provided by the Company.

(b) As of March 7, 2008, the Reporting Person possessed voting power over the following shares of Common Stock:

Sole voting power:	1,229,579 shares

Shared voting power:	88,961 shares

Sole dispositive power:	1,229,579 shares

Shared dispositive power:	88,961 shares

(c) All transactions in shares of Common Stock effected by the Reporting Person within the past 60 days are described in Exhibit 99.1 attached hereto.

(d) H. Anthony Strange is a manager of RT Management, LLC and owns approximately 75% of the interests in the equity securities of the Issuer held by RT Management, LLC, and is deemed a beneficial owner of the 88,961 shares owned by RT Management, LLC. No person other than the respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on February 15, 2008.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1 Transactions in the Common Stock of the Issuer during the past sixty days.

CUSIP No. 37247A102	Page 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2008

/s/ Gary E. Snyder by Power of Attorney
for Rodney D. Windley

Exhibit 99.1

Transactions of Common Stock of the Issuer effected by the Reporting Person within the past 60 days.

(a)	The Reporting Person effected the following sales pursuant to a 10b5-1 trading plan:

Date of Sale	Number of Shares Sold	Price Per Share
02/07/2008	15,640	$20.00
02/08/2008	30,000	$20.0365
02/11/2008	30,000	$20.0056
02/12/2008	14,700	$20.00
02/13/2008	22,869	$20.00
02/13/2008	700	$20.01
02/13/2008	100	$20.02
02/14/2008	772	$20.11
02/14/2008	1,702	$20.12
02/14/2008	800	$20.13
02/14/2008	478	$20.15
02/14/2008	100	$20.16
02/14/2008	148	$20.17
02/14/2008	300	$20.18
02/14/2008	400	$20.23
02/14/2008	3,100	$20.25
02/14/2008	2,000	$20.27
02/14/2008	1,100	$20.28
02/14/2008	100	$20.29
02/14/2008	1,000	$20.34
02/14/2008	1,000	$20.36
02/14/2008	1,000	$20.40
02/14/2008	1,000	$20.45
02/14/2008	1,000	$20.46
02/14/2008	1,000	$20.55

02/14/2008	500	$20.62
02/14/2008	900	$20.63
02/14/2008	200	$20.64
02/14/2008	2,000	$20.65
02/14/2008	1,400	$20.69
02/14/2008	2,800	$20.70
02/14/2008	100	$20.71
02/14/2008	1,100	$20.75
02/14/2008	1,000	$20.80
02/14/2008	1,000	$20.83
02/14/2008	300	$20.84
02/14/2008	700	$20.85
02/14/2008	500	$20.86
02/14/2008	100	$20.98
02/14/2008	400	$21.00
02/15/2008	131	$21.07
02/15/2008	150	$21.31
02/15/2008	25	$21.33
02/15/2008	175	$21.40
02/15/2008	175	$21.42
02/15/2008	175	$21.44
02/15/2008	175	$21.47
02/15/2008	175	$21.50
02/15/2008	200	$21.58
02/15/2008	250	$21.59
02/19/2008	3,000	$21.50
02/19/2008	2,200	$21.72
02/19/2008	500	$21.73
02/19/2008	1,000	$21.74
02/19/2008	900	$21.78

Exhibit 5(c)

02/19/2008	1,300	$21.79
02/19/2008	200	$21.80
02/19/2008	300	$21.81
02/19/2008	400	$21.83
02/19/2008	1,000	$21.84
02/19/2008	600	$21.85
02/19/2008	1,000	$21.86
02/19/2008	500	$21.87
02/19/2008	200	$21.89
02/19/2008	1,000	$21.90
02/19/2008	900	$21.91
02/19/2008	900	$21.92
02/19/2008	100	$21.97
02/19/2008	500	$22.00
02/19/2008	500	$22.05
02/19/2008	500	$22.11
02/19/2008	991	$22.14
02/19/2008	109	$22.16
02/19/2008	500	$22.19
02/19/2008	500	$22.23
02/19/2008	700	$22.24
02/19/2008	1,670	$22.25
02/19/2008	500	$22.27
02/19/2008	930	$22.28
02/19/2008	699	$22.29
02/19/2008	901	$22.30
02/19/2008	500	$22.43
02/19/2008	500	$22.50
02/19/2008	500	$22.52
02/19/2008	500	$22.63

Exhibit 5(c)

02/19/2008	1,000	$22.75
02/19/2008	500	$22.80
02/19/2008	500	$22.90
02/19/2008	500	$22.95
02/19/2008	500	$23.00
02/20/2008	3,800	$21.90
02/20/2008	100	$21.91
02/20/2008	500	$21.94
02/20/2008	1,700	$21.95
02/20/2008	2,400	$21.96
02/20/2008	1,500	$21.97
02/20/2008	892	$21.99
02/20/2008	4,708	$22.00
02/20/2008	2,200	$22.01
02/20/2008	3,200	$22.02
02/20/2008	3,000	$22.03
02/20/2008	600	$22.04
02/20/2008	1,000	$22.05
02/20/2008	1,000	$22.06
02/20/2008	400	$22.09
02/20/2008	1,181	$22.10
02/20/2008	617	$22.11
02/20/2008	202	$22.12
02/20/2008	500	$22.14
02/20/2008	500	$22.15

(b) On February 28, 2008, 23,818 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person were forfeited in satisfaction of claims arising under the Merger Agreement dated as of January 4, 2006 entered into in connection with the acquisition of The Healthfield Group, Inc. by the Issuer.

Exhibit 5(c)

(c) On March 1, 2008, the Reporting Person acquired 627 common stock units. The common stock units are convertible into shares of Common Stock of the Issuer at a conversion ratio of one unit to one share of common stock. The common stock units are convertible upon the date of termination of service to the Issuer.

Exhibit 5(c)